SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §

240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Rice Energy Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

762760106

(CUSIP Number)

Daniel J. Rice IV

2200 Rice Drive, Canonsburg, Pennsylvania 15317

Tel: (724) 271-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Rice Energy 2016 Irrevocable Trust*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Hampshire
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 35,150,139 (see items 4 and 5)**
	9	SOLE DISPOSITIVE POWER 31,519,733
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,150,139 (see items 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%***
14	TYPE OF REPORTING PERSON OO (Trust)

*	Andrew L. Share is the trustee of Rice Energy 2016 Irrevocable Trust.
**	As described in Items 4 and 5, the Reporting Persons may be deemed to have shared voting power with respect to 35,150,139 shares of Common Stock pursuant to the Voting Agreement (as defined herein).
***	The calculation is based on 227,957,481 shares of Common Stock, which is the number of shares of Common Stock outstanding as of September 21, 2017, based on the Issuer’s Proxy Statement filed with the Securities and Exchange Commission (the “SEC”) on Schedule 14A on October 12, 2017 (the “Proxy Statement”).

2

1	NAME OF REPORTING PERSON Andrew L. Share
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 35,150,139 (see items 4 and 5)*
	9	SOLE DISPOSITIVE POWER 31,519,733
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,150,139 (see items 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%**
14	TYPE OF REPORTING PERSON OO (Trust)

*	As described in Items 4 and 5, the Reporting Persons may be deemed to have shared voting power with respect to 35,150,139 shares of Common Stock pursuant to the Voting Agreement.
**	The calculation is based on 227,957,481 shares of Common Stock, which is the number of shares of Common Stock outstanding as of September 21, 2017, based on the Proxy Statement.

3

1	NAME OF REPORTING PERSON Daniel J. Rice III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 35,150,139 (see items 4 and 5)*
	9	SOLE DISPOSITIVE POWER 2,725,730
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,150,139 (see items 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%**
14	TYPE OF REPORTING PERSON IN

*	As described in Items 4 and 5, the Reporting Persons may be deemed to have shared voting power with respect to 35,150,139 shares of Common Stock pursuant to the Voting Agreement.
**	The calculation is based on 227,957,481 shares of Common Stock, which is the number of shares of Common Stock outstanding as of September 21, 2017, based on the Proxy Statement.

4

1	NAME OF REPORTING PERSON Daniel J. Rice IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 35,150,139 (see items 4 and 5)*
	9	SOLE DISPOSITIVE POWER 339,524
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,150,139 (see items 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%**
14	TYPE OF REPORTING PERSON IN

*	As described in Items 4 and 5, the Reporting Persons may be deemed to have shared voting power with respect to 35,150,139 shares of Common Stock pursuant to the Voting Agreement.
**	The calculation is based on 227,957,481 shares of Common Stock, which is the number of shares of Common Stock outstanding as of September 21, 2017, based on the Proxy Statement.

5

1	NAME OF REPORTING PERSON Derek A. Rice
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 35,150,139 (see items 4 and 5)*
	9	SOLE DISPOSITIVE POWER 339,524
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,150,139 (see items 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%**
14	TYPE OF REPORTING PERSON IN

*	As described in Items 4 and 5, the Reporting Persons may be deemed to have shared voting power with respect to 35,150,139 shares of Common Stock pursuant to the Voting Agreement.
**	The calculation is based on 227,957,481 shares of Common Stock, which is the number of shares of Common Stock outstanding as of September 21, 2017, based on the Proxy Statement.

6

1	NAME OF REPORTING PERSON Toby Z. Rice
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 35,150,139 (see items 4 and 5)*
	9	SOLE DISPOSITIVE POWER 225,628 **
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,150,139 (see items 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%***
14	TYPE OF REPORTING PERSON IN

*	As described in Items 4 and 5, the Reporting Persons may be deemed to have shared voting power with respect to 35,150,139 shares of Common Stock pursuant to the Voting Agreement.
**	Does not include 185,103 shares of Common Stock owned by Mr. Rice’s spouse. Mr. Rice disclaims beneficial ownership of the shares of Common Stock owned by his spouse.
***	The calculation is based on 227,957,481 shares of Common Stock, which is the number of shares of Common Stock outstanding as of September 21, 2017, based on the Proxy Statement.

7

This Amendment No. 14 (“Amendment No. 14”) to Schedule 13D amends and supplements the Schedule 13D relating to the common stock, par value $0.01 per share (the “Common Stock”), of Rice Energy Inc., a Delaware corporation (the “Issuer”) originally filed with the SEC by Rice Energy Holdings LLC, a Delaware limited liability company (“Rice Holdings”) and others on February 10, 2014 (the “Original Schedule 13D”), as amended by (i) Amendment No. 1 to Schedule 13D filed with the SEC by Rice Holdings and others on August 21, 2014, (ii) Amendment No. 2 to Schedule 13D filed with the SEC by Rice Holdings, Rice Energy Irrevocable Trust (the “Prior Trust”), Kathleen L. Peto and Jay D. Rosenbaum (the “Former Trustees”), and others on November 26, 2014, (iii) Amendment No. 3 to Schedule 13D filed with the SEC by Rice Holdings, the Prior Trust, the Former Trustees, and others on January 14, 2015, (iv) Amendment No. 4 to Schedule 13D filed with the SEC by Rice Holdings, the Prior Trust, the Former Trustees, and others on May 22, 2015, (v) Amendment No. 5 to Schedule 13D filed with the SEC by Rice Holdings, the Prior Trust, the Former Trustees, and others on June 18, 2015, (vi) Amendment No. 6 to Schedule 13D filed with the SEC by Rice Holdings, the Prior Trust, the Former Trustees, and others on December 21, 2015, (vii) Amendment No. 7 to Schedule 13D filed with the SEC by Rice Holdings, the Prior Trust, the Former Trustees, and others on January 7, 2016, (viii) Amendment No. 8 to Schedule 13D filed with the SEC by Rice Holdings, the Prior Trust, the Former Trustees, and others on March 25, 2016, (ix) Amendment No. 9 to Schedule 13D filed with the SEC by Rice Holdings, the Prior Trust, the Former Trustees, and others on April 27, 2016, (x) Amendment No. 10 to Schedule 13D filed with the SEC by Rice Holdings, the Prior Trust, the Former Trustees, and others on October 7, 2016, (xi) Amendment No. 11 to Schedule 13D filed with the SEC by Rice Holdings, the Rice Energy 2016 Irrevocable Trust, a New Hampshire trust (the “2016 Trust”) and Andrew L. Share, the sole trustee of the 2016 Trust on December 30, 2016, (xii) Amendment No. 12 to Schedule 13D filed with the SEC by Rice Holdings, the 2016 Trust, Andrew L. Share, Daniel J. Rice III, Daniel J. Rice IV, Derek A. Rice and Toby Z. Rice (the “Voting Agreement Group”) on June 21, 2017, and (xiii) Amendment No. 13 to Schedule 13D filed with the SEC by the Voting Agreement Group on October 10, 2017. Capitalized terms used herein but not defined herein shall have the meaning ascribed to them in the Original Schedule 13D. This Amendment No. 14 amends and supplements the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer

This Amendment No. 14 relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 2200 Rice Drive, Canonsburg, Pennsylvania 15317.

Item 2.	Identity and Background

This Item 2 shall be deemed to amend and restate Item 2 in its entirety.

The information set forth in or incorporated by reference in Item 4 and Schedule I of this Amendment No. 14 is incorporated by reference in its entirety into this Item 2. The 2016 Trust, Andrew L. Share, Daniel J. Rice III, Daniel J. Rice IV, Derek A. Rice, and Toby Z. Rice are collectively referred to as the “Reporting Persons”.

(a),(f)	This Amendment No. 14 is being filed jointly by each of the following persons:

(i)	The 2016 Trust;

(ii)	Andrew L. Share;

(iii)	Daniel J Rice III;

(iv)	Daniel J Rice IV;

(v)	Derek A. Rice; and

(v)	Toby Z. Rice.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of November 9, 2017, a copy of which is attached hereto as Exhibit 8.

(b) The address of the 2016 Trust and of Andrew L. Share is  c⁄o Nixon Peabody LLP, 900 Elm Street, Manchester, New Hampshire 03101. The address of Daniel J. Rice III is 14623 Halter Road, Wellington, Florida 33414. The address of Daniel J. Rice IV, Derek A. Rice and Toby Z. Rice is 2200 Rice Drive, Canonsburg, Pennsylvania 15317.

(c) (i)	The principal business of the 2016 Trust is as a trust for the benefit of the children and descendants of Daniel J. Rice III, a member of the Issuer’s board of directors, and his wife, Kathleen L. Peto.

(ii)	The name, residence or business address, present principal occupation or employment and citizenship of each director, executive officer, trustee, general partner, managing member, or control person, as applicable, of each of the Reporting Persons are listed on Schedule I hereto.

(d) During the last five years, none of the Reporting Persons or the persons named in Schedule I has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or the persons named in Schedule I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of Transaction

This Item 4 shall be deemed to amend and restate Item 4 in its entirety:

In connection with the consummation of the Issuer’s initial public offering on January 29, 2014, the Issuer, Rice Holdings, Rice Energy Family Holdings, LP (“Rice Partners”), NGP Rice Holdings, LLC (“NGP Holdings”) and Alpha Natural Resources, Inc. (“Alpha”) entered into a stockholders’ agreement (as amended on August 8, 2014 and November 6, 2017, the “Stockholders’ Agreement”). Pursuant to the Stockholders’ Agreement, each of Rice Holdings, NGP Holdings and Alpha had the right to designate a certain number of nominees to the Issuer’s board of directors, subject to the limitations and conditions set forth therein, including the ownership of a specified percentage of the outstanding shares of Common Stock. The Stockholders’ Agreement also requires the stockholders party thereto to take all necessary actions, including voting their shares of Common Stock, to cause the election of the nominees designated pursuant thereto. All rights and obligations of each party to the Stockholders’ Agreement terminated or will terminate at such time as such party no longer beneficially owns any shares of Common Stock. On November 6, 2017, the Stockholders’ Agreement was amended to provide that, upon the distribution by Rice Holdings to its members of all of the shares of Common Stock held by it, the rights and obligations of Rice Holdings under the Stockholders’ Agreement would be assumed by the 2016 Trust. As of the date of this filing, only the Issuer and the 2016 Trust (as successor in interest to Rice Holdings and Rice Partners) remain subject to the Stockholders’ Agreement and only the 2016 Trust has the right to designate nominees for election to the Issuer’s board of directors.

On June 19, 2017, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with EQT Corporation, a Pennsylvania corporation (“EQT”), and Eagle Merger Sub I, Inc., a Delaware corporation and indirect wholly owned subsidiary of EQT (“Merger Sub”), pursuant to which, subject to the satisfaction or waiver of the conditions set forth therein, EQT will acquire the Issuer in exchange for a combination of shares of EQT common stock, par value $0.01 per share (“EQT Common Stock”) and cash. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving entity and an indirect wholly owned subsidiary of EQT (the “Merger”). Under the terms of the Merger Agreement, each share of Common Stock issued and outstanding immediately prior to the Merger will be converted into the right to receive from EQT (a) 0.37 of a share of EQT Common Stock and (b) $5.30 in cash, without interest.

A copy of the Merger Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Merger Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement.

Concurrent with and as a condition to EQT entering into the Merger Agreement, the 2016 Trust, Rice Holdings, Daniel J. Rice III, Daniel J. Rice IV, Derek A. Rice and Toby Z. Rice (collectively, the “Key Rice Stockholders”) entered into a Voting and Support Agreement (the “Voting Agreement”) with EQT, dated June 19, 2017, with respect to the Merger Agreement. The Voting Agreement restricts the Key Rice Stockholders from selling Common Stock owned by such Key Rice Stockholders until the earlier of the termination of the Merger Agreement or the consummation of the Merger. The Voting Agreement generally requires that each of the Key Rice Stockholders vote or cause to be voted all Common Stock owned by such Key Rice Stockholder in favor of the Merger Agreement and against alternative transactions. The Voting Agreement generally prohibits the Key Rice Stockholders from soliciting alternative acquisition proposals. The Voting Agreement will terminate upon the earliest to occur of the effective time of the Merger or the termination of the Merger Agreement pursuant to and in compliance with its terms.

A copy of the Voting Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference. The foregoing description of the Voting Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement.

As a result of having entered into the Voting Agreement, the Key Rice Stockholders, who are also among the Reporting Persons, may be deemed a group for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

On September 28, 2017, Rice Holdings made, pursuant to its Amended and Restated Limited Liability Company Agreement dated as of January 29, 2014, as amended (the “LLC Agreement”), a distribution to certain of its members. As a result of the distribution, Rice Holdings distributed (a) 1,682,691 shares of Common Stock beneficially owned by Rice Holdings to certain members of Rice Holdings who are not members of the Voting Agreement Group and (b) 169,451, 169,451 and 96,829 shares of Common Stock beneficially owned by Rice Holdings to each of Daniel J. Rice IV, Derek A. Rice and Toby Z. Rice, respectively.

On November 8, 2017, Rice Holdings made, pursuant to the LLC Agreement, a distribution of the remaining 1,888,619 shares of Common Stock beneficially owned by it to Daniel J. Rice III and the 2016 Trust, the only remaining members of Rice Holdings. As a result of the distribution, 168,886 shares of Common Stock were distributed to Daniel J. Rice III and 1,719,733 shares of Common Stock were distributed to the 2016 Trust.

As a result of Rice Holdings’ distributions of all of the shares of Common Stock beneficially owned by Rice Holdings to its members on September 28, 2017 and November 8, 2017, Rice Holdings no longer beneficially owns any shares of Common Stock and is no longer a Reporting Person.

Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

This Item 5 shall be deemed to amend and restate Item 5 in its entirety:

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment No. 14 and in Item 4 of this Schedule 13D is hereby incorporated by reference.

(a)-(b) The following disclosure assumes that there are a total of 227,957,481 shares of Common Stock outstanding, based on the Proxy Statement.

Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 35,150,139 shares of Common Stock, which constitute approximately 15.4% of the outstanding Common Stock.

Except as set forth or incorporated by reference in this Item 5 or Schedule I, none of the persons named in Item 2 or Schedule I beneficially owns shares of Common Stock.

(c) Except as set forth in Schedule II, which is incorporated by reference in this Item 5, none of the Reporting Persons or the persons named in Schedule I has effected any transaction in shares of the Issuer’s Common Stock during the past 60 days.

(d) To the Reporting Persons’ knowledge, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the respective securities beneficially owned by such persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by inserting the following:

The information set forth or incorporated in Items 4 and 5 is hereby incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

1.	Agreement and Plan of Merger, dated as of June 19, 2017, by and among EQT Corporation, Merger Sub I, Inc. and Rice Energy Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on June 19, 2017)

2.	Voting and Support Agreement, dated as of June 19, 2017, by and among EQT Corporation and Rice Energy 2016 Irrevocable Trust, Rice Energy Holdings LLC, Daniel J. Rice III, Daniel J. Rice IV, Derek A. Rice and Toby Z. Rice (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on June 19, 2017)

3.	First Amendment to Voting and Support Agreement, dated as of October 9, 2017, by and among EQT Corporation and Rice Energy 2016 Irrevocable Trust, Rice Energy Holdings LLC, Daniel J. Rice III, Daniel J. Rice IV, Derek A. Rice and Toby Z. Rice (filed as Exhibit 3 to the Reporting Persons’ Schedule 13D/A on October 10, 2017)

4.	Second Amendment to Voting and Support Agreement, dated as of November 8, 2017, by and among EQT Corporation and Rice Energy 2016 Irrevocable Trust, Rice Energy Holdings LLC, Daniel J. Rice III, Daniel J. Rice IV, Derek A. Rice and Toby Z. Rice (filed herewith)

5.	Stockholders’ Agreement, dated as of January 29, 2014, among Rice Energy Inc., NGP Rice Holdings, LLC, Rice Energy Holdings LLC, Rice Energy Family Holdings, LP and Alpha Natural Resources, Inc. (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on February 4, 2014).

6.	First Amendment to Stockholders’ Agreement dated as of August 8, 2014 (incorporated by reference to Exhibit 4.5 to the Issuer’s Quarterly Report on Form 10-Q filed on August 11, 2014)

7.	Second Amendment to Stockholders’ Agreement dated as of November 6, 2017 (filed herewith)

8.	Joint Filing Agreement among the Rice Energy 2016 Irrevocable Trust, Andrew L. Share, Daniel J. Rice III, Daniel J. Rice IV, Derek A. Rice and Toby Z. Rice regarding filing of Schedule 13D, dated November 9, 2017 (filed herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2017

RICE ENERGY 2016 IRREVOCABLE TRUST

/s/ Andrew L. Share
Name: Andrew L. Share
Title: Trustee

/s/ Andrew L. Share
Andrew L. Share

/s/ Daniel J. Rice III
Daniel J. Rice III

/s/ Daniel J. Rice IV
Daniel J. Rice IV

/s/ Derek A. Rice
Derek A. Rice

/s/ Toby Z. Rice
Toby Z. Rice

SCHEDULE I

This Schedule I shall be deemed to amend and restate Schedule I in its entirety:

The name, residence or business address, present principal occupation or employment and citizenship of each of the Reporting Persons that is a natural person are set forth below.

Name	Present Principal Occupation or Employment	Business Address	Citizenship	Beneficial Ownership of Shares
Daniel J. Rice IV	Manager, Chief Executive Officer of the Issuer	(1)	United States	339,524
Toby Z. Rice	Manager, President and Chief Operating Officer of the Issuer	(1)	United States	225,628
Derek A. Rice	Executive Vice President of Exploration & Geology of the Issuer	(1)	United States	339,524
Daniel J. Rice III	Portfolio Manager, GRT Capital Partners, LLC	(2)	United States	2,725,730

*	Does not include 185,103 shares of Common Stock beneficially owned by Toby Z. Rice’s spouse. Mr. Rice disclaims beneficial ownership of such shares.
(1)	2200 Rice Drive, Canonsburg, Pennsylvania 15317.
(2)	14623 Halter Road, Wellington, Florida 33414.

The name, principal occupation or employment, and business address of the Trustee of Rice Energy 2016 Irrevocable Trust are set forth below.

RICE ENERGY 2016 IRREVOCABLE TRUST

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Andrew L. Share	Partner, Nixon Peabody LLP	c⁄o Nixon Peabody LLP 100 Elm Street, Manchester, NH 03101	United States

SCHEDULE II

TRANSACTIONS OF THE REPORTING PERSONS EFFECTED DURING THE PAST 60 DAYS

(i) On September 28, 2017, Rice Holdings distributed 2,118,422 shares of Common Stock to certain of its members pursuant to the LLC Agreement.

(ii) On November 8, 2017 Rice Holdings distributed 168,886 shares of Common Stock to Daniel J. Rice III and 1,719,733 shares of Common Stock to the 2016 Trust pursuant to the LLC Agreement.

Index to Exhibits

1.	Agreement and Plan of Merger, dated as of June 19, 2017, by and among EQT Corporation, Merger Sub I, Inc. and Rice Energy Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on June 19, 2017)

2.	Voting and Support Agreement, dated as of June 19, 2017, by and among EQT Corporation and Rice Energy 2016 Irrevocable Trust, Rice Energy Holdings LLC, Daniel J. Rice III, Daniel J. Rice IV, Derek A. Rice and Toby Z. Rice (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on June 19, 2017)

3.	First Amendment to Voting and Support Agreement, dated as of October 9, 2017, by and among EQT Corporation and Rice Energy 2016 Irrevocable Trust, Rice Energy Holdings LLC, Daniel J. Rice III, Daniel J. Rice IV, Derek A. Rice and Toby Z. Rice (filed as Exhibit 3 to the Reporting Persons’ Schedule 13D/A on October 10, 2017)

4.	Second Amendment to Voting and Support Agreement, dated as of November 8, 2017, by and among EQT Corporation and Rice Energy 2016 Irrevocable Trust, Rice Energy Holdings LLC, Daniel J. Rice III, Daniel J. Rice IV, Derek A. Rice and Toby Z. Rice (filed herewith)

5.	Stockholders’ Agreement, dated as of January 29, 2014, among Rice Energy Inc., NGP Rice Holdings, LLC, Rice Energy Holdings LLC, Rice Energy Family Holdings, LP and Alpha Natural Resources, Inc. (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on February 4, 2014).

6.	First Amendment to Stockholders’ Agreement dated as of August 8, 2014 (incorporated by reference to Exhibit 4.5 to the Issuer’s Quarterly Report on Form 10-Q filed on August 11, 2014)

7.	Second Amendment to Stockholders’ Agreement dated as of November 6, 2017 (filed herewith)

8.	Joint Filing Agreement among the Rice Energy 2016 Irrevocable Trust, Andrew L. Share, Daniel J. Rice III, Daniel J. Rice IV, Derek A. Rice and Toby Z. Rice regarding filing of Schedule 13D, dated November 9, 2017 (filed herewith)

1